SUB-ITEM 77I:

Highland Funds I has issued an additional class of shares of beneficial interest and classified such shares Class I representing interests in the All Cap Equity Value Fund. Each share of Class I has the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption that are set forth in Highland Funds I Declaration Trust.